UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40946

M3-BRIGADE ACQUISITION III CORP.
(Exact name of registrant as specified in its charter)

1700 Broadway, 19th Floor

New York, New York 10019

(212) 202-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-third of one redeemable public warrant
Class A common stock, par value $0.0001 per share

Public warrants, each whole public warrant exercisable for one share of Class A common stock at a price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, M3-Brigade Acquisition III Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

M3-Brigade Acquisition III Corp.

Date: October 2, 2023	By:	/s/ Robert Logan
	Name:	Robert Logan
	Title:	Chief Executive Officer